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CALGENE ANNOUNCES PLANNED $50 MILLION EQUITY INVESTMENT BY MONSANTO

       Roger Salquist Resigns as CEO; to Continue as Director

  DAVIS, Calif., July 31 /PRNewswire/ -- Calgene, Inc. (Nasdaq: CGNE) today announced that it and Monsanto Company, which currently owns
49.9% of the Company's common stock outstanding, have entered into a letter of intent under which Monsanto will purchase an additional
6.25 million shares of Calgene common stock at a price of $8 per share. This purchase would bring Monsanto's equity ownership interest to approximately 54.6%, and would cause a shift in the composition of the Calgene Board of Directors to provide for four independent directors (three of whom will be nominated by Calgene and one of whom will be nominated by Monsanto), the CEO of Calgene, and four Monsanto nominees. The closing of the transaction is subject to execution of a definitive written agreement, Calgene shareholder approval and any necessary government approvals.
   "The significant new business growth opportunities at Calgene in oils, cottonseed, and produce require a substantial increase in working capital if Calgene is to realize the full potential of these opportunities," stated Hendrik Verfaillie, Executive Vice President of Monsanto. "The below plan performance of Calgene's fresh produce business over the past nine months is being corrected, but this business has consumed cash, instead of generating cash. Monsanto and Calgene management have agreed that this equity infusion is the best way to significantly reduce the Company's $6 million annual interest expense and to provide the capital to fund an aggressive production scale-up of the Company's proprietary Laurical(R) laurate canola food ingredient and the full scale roll out in 1998 of Stoneville Pedigreed Seed Company's BXN(R) plus Bt cottonseed. This investment demonstrates our commitment to building shareholder value in Calgene," Verfaillie added.
   The Company also announced that Roger Salquist, who has served as Calgene's Chairman and CEO for over 12 years has resigned from these positions. He will continue to serve as a director and consultant to the Company. "My twelve years at Calgene have been the most exciting and rewarding years of my life and I wouldn't have traded them for anything," Salquist stated. "We single-handedly paved the way for genetically engineered foods, established the world's leading proprietary plant genetic engineering technology base and built the finest team of people in the business. I look forward to continuing to work with Calgene as a mentor and strategist," Salquist added.
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   Lloyd Kunimoto, currently Vice President for Strategic Planning and
Business Development at Calgene has been named Acting CEO. The Company intends to conduct a formal internal and external search for a permanent CEO.
   Calgene is an agricultural biotechnology company that is developing plant varieties and plant products for the fresh produce, cotton seed and industrial and edible plant oils markets. Stoneville Pedigreed Seed Company, a wholly-owned subsidiary of Calgene, is the country's second largest cottonseed company.
   This press release contains forward-looking statements. Calgene's actual results may differ significantly from those discussed in such forward-looking statements as a result of various factors, including competitive pricing pressures, the effects of weather and disease on production, other production difficulties, delays in product development and general market conditions.
    -0-                           7/31/96
    /CONTACT:  Carolyn Hayworth of Calgene, Inc., 916-753-6313/
    (CGNE)